U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)

OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

Commission File Number 000-50678

NORTHSIGHT CAPITAL, INC.

(Name of registrant as specified in its charter)

Nevada	26-2727362
(State of Incorporation)	(I.R.S. Employer Identification Number)

7740 East Evans Road

Scottsdale, AZ 85260

(Address of principal executive offices)

(480) 385-3893

 (Registrant’s telephone number, including area code)

NORTHSIGHT CAPITAL, INC.

7740 East Evans Road

Scottsdale, AZ 85260

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

WE ARE NOT ASKING YOU FOR A PROXY AND

YOU ARE REQUESTED NOT TO SEND US A PROXY

General

This Information Statement is being delivered on or after June 24, 2011, to the record holders of shares of common stock, par value $0.001 of Northsight Capital, Inc., a Nevada corporation (the “Company”).  You are receiving this Information Statement in connection with a change of control and the appointment of new members to the Company’s Board of Directors which is expected to take place within 10 days of the date this statement is filed with the Securities and Exchange Commission in accordance with Rule 14f-1.

Effective May 31, 2011, the Company entered into a Stock Purchase Agreement (the “Agreement”) with Safe Communications, Inc., (the “Buyer”), pursuant to which, among other things, the Company agreed to sell to the Buyer and the Buyer agreed to purchase from the Company, a total of 10,000,000 shares of the Company’s Common Stock, par value $0.001 per share (“Common Stock”) (the “Purchased Shares”).  The purchase and sale of the Purchased Shares took place at a closing (the “Closing”) held on May 31, 2011.The aggregate purchase price for the Purchased Shares was $250,000 or approximately $.025 per share. The Buyer used working capital to acquire the Purchased Shares. After giving effect to the sale of the Purchased Shares, such shares represent approximately 80% of the 12,500,000 outstanding shares of Common Stock. At the Closing, Travis Jenson and Thomas Howells resigned from the Company’s Board of Directors. Travis Jenson and Wayne Bassham also resigned as officers of the Company. Wayne Bassham, the sole remaining director, appointed John P. Venners, President of the Buyer, to fill one of the vacancies on the Company’s Board of Director and also appointed Mr. Venners Interim President and Treasurer of the Company.

This Information Statement is provided for information purposes only.  We are not soliciting proxies in connection with the matters described in this report. You are not requested to respond to this report in any way.

Directors and Executive Officers

In connection with the Closing, a change of control of the Company was effected.  Taking into account the issuance of the 10,000,000 shares to the Buyer, the Buyer owns 10,000,000 shares, or 80% of the Company’s 12,500,000 currently outstanding shares of Common Stock. As noted above, Mr. John P. Venners was appointed to the Board of Directors at the Closing, joining Mr. Bassham. Together, Messrs, Bassham and Venners constitute the current directors of the Company. Pursuant to the Agreement, Mr. Bassham has tendered his resignation as a director of the Company, which resignation will be effective ten days after the mailing of this information statement to shareholders.

The Board of Directors of the Company and the Company’s officers consist of the following persons as of the Closing:

Name	Age	Position

John P. Venners 7740 East Evans Road Scottsdale, Arizona 85260	61	Director, Interim President, Treasurer and Secretary

Wayne Bassham 8877 S. Capella Way Sandy, Utah 84093	51	Director

Ten days following the mailing of this information statement to the Company’s stockholders, the Company’s management will consist of the following Persons:

Name	Age	Position

Chuck Vance 7740 East Evans Road Scottsdale, Arizona 85260	69	Chairman, President, and Director

Joseph Carlon 7740 East Evans Road Scottsdale, Arizona 85260	66	Director

David G. Carpenter 7740 East Evans Road Scottsdale, Arizona 85260	64	Director

Mark Cheviron 7740 East Evans Road Scottsdale, Arizona 85260	62	Director

Terry Hillard 7740 East Evans Road Scottsdale, Arizona 85260	67	Director

John P. Venners 7740 East Evans Road Scottsdale, Arizona 85260	61	Director and Treasurer

Each Director, other than Mr. Bassham, will serve until the next annual meeting of shareholders of the Company and until his successor is elected and qualified or until his earlier death, resignation or removal. As noted above, Mr. Bassham has tendered his resignation from the Board of Directors, which will be effective ten days after this information statement is mailed to the Company’s stockholders.

The following is information concerning the business backgrounds of Mr. Venners and each of the persons who will become directors following the mailing of this information statement, together with an identification of each other corporation which files reports under the Exchange Act for which such persons serve as directors.

 Chuck Vance.  Since May, 2011, Mr. Vance has been President and Chairman of the Buyer’s majority owned subsidiary, NCAP Security Systems, Inc., a private Company providing Corporate Security Services. In 1984, Mr. Vance founded Vance International, Inc., a major international security firm, of which he was president and CEO, until the company was sold in June 2006. Vance International operated throughout the world and provided the highest quality security services, including executive protection; facility security; investigations; security training; strike security; and security consulting. His company had an international reputation as one of the premier security companies in the world. Mr. Vance was retired from June, 2006 to May, 2007. From June 2007 to October, 2008, Mr. Vance was engaged in a land development project in Montana. From October 2008 to May, 2011, Mr. Vance was retired.  A graduate of the University of California, Berkeley, Mr. Vance spent 14 years as a Special Agent of the U.S. Secret Service during which he served under four presidential administrations, protecting Presidents, Vice Presidents and numerous foreign heads of state. His specialty, for which he received many in-service awards, was leading and coordinating the security for complex overseas trips including trips to Kabul, Afghanistan; Rabat, Morocco; Addis Ababa, Ethiopia; Saigon, Vietnam; Tokyo, Japan; and many others.

Mr. Vance has appeared on both U.S. and international television and print media, including "Good Morning America," "Today," "Night Line," "Larry King Live," "Crossfire," BBC, and German television, commenting as an expert on security incidents occurring throughout the world. He has testified, as an expert witness, before a Senate fact-finding committee on Presidential Security.

Joseph Carlon. Mr. Carlon has been a director of NCAP Security Systems, Inc., a private company providing Corporate Security Services, since May, 2011. Although Mr. Carlon is retired, he has for the last 5 years, been an Emeritus Faculty Member for the Security Executive Council, a professional organization for leading senior security executives. Prior to that, Mr. Carlon spent 16 years managing security operations in the private sector including responsibility for managing the operational security interests of Exxon Mobil Corporation. In that capacity he developed and communicated strategic plans and objectives; developed, promoted, and disseminated best operating practices and coordinated security and risk management activities of a large worldwide multi-cultural staff. Prior to joining the private sector, Mr. Carlon spent twenty years with the United States Secret Service. His career culminated in an assignment as Assistant Director, Protective Research. That assignment included managing the Intelligence, Technical Security, and Information Management functions. He is a long-term member, and served on the board of directors, of the International Security Management Association (ISMA). As a founding CSO Emeritus/Faculty of the CSO Executive Council, Joe Carlon serves as a content expert for Council product and content development.

With over 20 years experience in the U.S. Secret Service, he was an integral member of Executive Staff responsible for policy formulation and program management of national and international Bureau protective services and investigative operations. He has been called as an expert witness before Congressional committees in both Houses to testify on a variety of subjects such as currency design, counterfeit deterrence, and credit card fraud.

Mr. Carlon directed activities of up to 400 technical specialists and expert professionals to maintain security at top-level installations including the White House. In 1987, he received the Presidential Rank Award as Meritorious Executive, an honor accompanied by a significant cash bonus.

David G. Carpenter. Mr. Carpenter has been a director of NCAP Security Systems, Inc., a private Company providing Corporate Security Services, since May, 2011. Since July, 2002, Mr. Carpenter has been Vice President, Global Security for PepsiCo, Inc. He has the overall responsibility for the world-wide security programs of PepsiCo's Corporate and Operating Divisions, his main focus and responsibilities center on issues of Crisis Management, Business Continuity Planning, as well as the protection of PepsiCo's people, facilities, brands and reputation.

Prior to joining PepsiCo in July 2002, Mr. Carpenter was the Assistant Secretary of State for Diplomatic Security at the U.S. State Department in Washington, D.C. where, among other duties, he had oversight responsibility of the bureau's $600 million budget and was responsible for security at 270 American embassies and consulates worldwide. During this time, Mr. Carpenter held the title of Ambassador and was the Director for the Office of Foreign Missions.

Mr. Carpenter additionally had a distinguished 26-year career with the United States Secret Service, which included assignments in Phoenix, Arizona; Los Angeles, California; multiple assignments in Washington, D.C.;  and as the Special Agent-in-Charge of the Presidential Protective Division under Presidents Bush and Clinton.

Mr. Carpenter is a graduate of Oklahoma State University where he received a Bachelor of Arts Degree in Personnel Management.

Mark Cheviron. Mr. Cheviron has been a director of NCAP Security Systems, Inc., a private Company providing Corporate Security Services, since May, 2011. Since 1997, as Corporate Vice President and Director of Corporate Security and Services at Archer Daniels Midland, an Exchange Act registered Company; Mr. Cheviron has been responsible for all security functions at ADM locations and its subsidiaries worldwide, which includes over 1,700 locations in 73 countries. He also serves as the corporate liaison with all federal, state and local law enforcement personnel.

Mr. Cheviron was the Overseas Security Advisory Council (OSAC) Private Sector Co-Chair 2007 for the U.S. Department of State. Mr. Cheviron is also a founding member of the Domestic Security Alliance Council (DSAC), which is partnered with the Federal Bureau of Investigation, and chairs the Continuing Education Committee. Mr. Cheviron is a member and past president of the FBI National Academy Associates of Illinois, a member of the International Association of Chiefs of Police, the Illinois Sheriffs' Association, the American Society of Industrial Security and the International Security Management Association where he has served as a board member.

Mr. Cheviron received his Baccalaureate Degree in law enforcement administration at Western Illinois University in 1970 and received his Master of Arts degree in social justice professions from the University of Illinois-Springfield in 1976. He also is a graduate of the FBI National Academy, where he was elected speaker of his class (106th session).

Terry Hilliard. Mr. Hilliard has been a director of NCAP Security Systems, Inc., a private company providing Corporate Security Services, since May, 2011. From March until May, 2011, Mr. Hilliard was Interim Superintendent of Police for the city of Chicago. Mr. Hillard was a founder and, since January, 2004, has been, partner in Hillard Heintze, one of the leading private strategic security advisory and management companies in the U.S.

Prior to that, Mr. Hillard spent 35 years protecting and serving the people of Chicago including a distinguished tenure as the "Top Cop" superintendent of Police. As Superintendent of Police, Hillard led more than 13,500 sworn officers who comprise the nation's second largest police department and earned a national reputation as a results driven police chief. Prior to that, he earned accolades as the first African American chief of detectives and deputy chief of patrol in Area Two on Chicago's South Side. Mr. Hillard's accomplishments reflect his extraordinary sensitivity to individuals. When he established a new Domestic Violence Program, he took steps to reduce the burden on crime victims by creating a policy in which the same detective was always assigned to investigate repeat reports from the same victim. He also opened new lines of communication with the public as part of the Chicago Alternative Policing Strategy (CAPS) program.

Mr. Hillard served 13 months in Vietnam and received four medals and a Presidential Unit Citation. He entered the Chicago Police Training Academy in 1968 and served as a police officer in several districts and as a specialist in the Gang Crimes Unit. In 1975, he was shot twice and seriously wounded while apprehending a suspect who had shot four suburban police officers. He subsequently received the Chicago Police Medal, an Award of Valor. Mr. Hillard holds a Bachelor and Master degrees in Corrections from Chicago State University. In addition, he has completed training through the Police Executive Research Forum (PERF), the FBI National Academy, the FBI National Executive Institute, and the U.S. Secret Service Dignitary Protection Course.

John P. Venners. Since September, 2010, Mr. Venners has been President and a director of Safe Communications, Inc. (the Buyer), a technology company that offers (i) safe email and texting for children and (ii) corporate security services.   In addition, Mr. Venners has, since May and February, 2011, served as Treasurer and director (respectively) of NCAP Security Systems, Inc., a private company providing corporate security services.  Since January, 2008, Mr. Venners has served as President of BioEcoTek – Hawaii, a company engaged in the waste-to-energy business.  In June, 2009, Mr. Venners founded and has since been President of Harbor Energy Capital, a renewable energy consulting business. Prior to January, 2008 and since 1976, Mr. Venners was President of Venners and Company, Ltd., a Washington D.C based energy consulting firm. Mr. Venners has more than 35 years of experience in developing and managing private and public companies. He began his business career after working at the White House Office of Emergency Preparedness during the 1973-74 national crises. Venners realized early on the importance and benefits of understanding public policy and government initiatives in developing new, early stage companies. He was co-founder of KFX, Inc. which traded on the NYSE. In addition, he teamed up with Sumitomo Corp to introduce new, innovative technologies to the North American market. Venners founded and managed numerous entities involved in international trade. He has been quoted on numerous occasions, including in the Wall Street Journal, Business Week, the New York Times, the Washington Post, and has traveled the world extensively on behalf of his various business ventures.

Wayne Bassham. Wayne Bassham has been employed as a manager for Harley-Davidson of Salt Lake City for the past 20 years. Mr. Bassham is the President and a director of Bear Lake Recreation, Inc., a Nevada Company and Westcott Products Corporation, a Delaware corporation, which have been deemed blank check companies. As noted above, Mr. Bassham’s resignation from the Board of Directors will be effective ten days after this information statement is mailed to the Company’s shareholders.

All of the Directors, other than Messrs. Vance and Venners are considered independent under Nasdaq Marketplace Rule 4200 and IM-4200, and Nasdaq Marketplace Rule 4350 and IM-4350-4. There are no family relationships among directors or executive officers of the Company.  Except as indicated above, no directorships are held by any director in a Company which has a class of securities registered pursuant to Section 12 of the Exchange Act, or subject to the requirements of Section 15(d) of the Exchange Act or any Company registered as an investment Company under the Investment Company Act of 1940.  Officers serve at the discretion of the Board of Directors.

As described elsewhere herein, the Agreement provided for Mr. Venners appointment to the Board of Directors at the Closing. Mr. Venners intends to appoint the current directors of NCAP Security Systems, Inc. as directors, effective 10 days after mailing of this information statement to the Company’s shareholders (Messrs. Vance, Carlon, Carpenter, Cheviron, and Hillard)

Chuck Vance will become President (principal executive officer) and Chairman of the Board of the Company 10 days after this information statement is mailed to the Company’s shareholders. Since the Company still has no operations, the Board of Directors has not yet designated a lead independent director. However, the Board of Directors may designate a lead independent director once the company acquires an operating business. In addition, following the Company’s acquisition of an operating business, the Board of Directors intends to take a more active role in overseeing the Company’s business, including with respect to risk oversight.

Voting Securities of the Company

On June 22, 2011, there were 12,500,000 shares of Common Stock of the Company issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.

 Security Ownership of Certain Beneficial Owners and Management

The following table shows information concerning the identification and address of each person which prior to the closing was the beneficial owner of more than 5% of the Company’s then-outstanding 2,500,000 shares of Common Stock, the Company’s only outstanding class of voting securities, and each person that was an officer or director of the Company immediately prior to the Closing:

Name and Address of Beneficial	Title of Class	Amount and Nature of Beneficial Ownership		Percent of Class

Travis T. Jenson 4685 South Highland Drive, Suite 202 Salt Lake City, Utah 84117	Common Stock	700,778 408,111	Direct Indirect(1)	28.0% 16.3%

Wayne Bassham 8877 S. Capella Way Sandy, Utah 84093	Common Stock	-0-		N/A

Thomas J. Howells 4685 South Highland Drive, Suite 202 Salt Lake City, Utah 84117	Common Stock	700,778 408,111	Direct Indirect(1)	28.0% 16.3%

Kelly Trimble 4685 South Highland Drive, Suite 207 Salt Lake City, Utah 84117	Common Stock	758,604	Direct	30.3%
All officers and directors as a group (3 persons)	Common Stock	1,809,667 408,111	Direct Indirect(1)	72.4% 16.3%

(1)  These shares are held of record by Jenson Services, Inc., of which Travis T. Jenson and Thomas J. Howells are officers and directors.

Certain Relationships and Related Party Transactions

There are no material relationships between the Company and the current officers and directors or any of the persons expected to become directors or executive officers of the Company other than the transactions and relationships described below, or contemplated in the Agreement.

During the years ended December 31, 2010 and 2009, the Company incurred expenses totaling $19,500 and $74,600, respectively, to an entity owned and controlled by Steve Nickolas, a former officer, director, and controlling shareholder of the Company. The entity provided consulting and administrative service, rent, and research and development. There was no amount in accounts payable to the related party as of December 31, 2010 to $86,350 as of December 31, 2009.

Effective April 12, 2011, the “Company” issued an aggregate of 1,555,603 shares of its common stock in consideration of $28,500 in cash and cancellation of debt in the amount of $16,681, for total consideration of $45,181, equal to approximately $0.029 per share. The securities were sold to two directors, Thomas J. Howells (327,000 shares) and Travis T. Jenson (327,000 shares); Jenson Services, Inc., a Utah corporation that is controlled by Messrs. Howells and Jenson (383,000 shares); and Kelly Trimble, a present principal shareholder of the Company (518,603 shares).

Effective May 31, 2011, the Company and certain of its shareholders (Thomas Howells, Travis Jenson, Jenson Services, Inc. and Kelly Trimble, collectively, the “Principal Shareholders”) entered into the Agreement with the Buyer, under which the Buyer purchased for a $250,000 cash payment 10,000,000 shares of the Company’s common stock, representing 80% of the issued and outstanding common stock after giving effect to the purchase transaction.  In addition, under the Agreement, if the Buyer does not complete certain transactions within the time period prescribed by the Agreement, the Buyer is obligated to pay the Company an additional $50,000 in cash.

Effective May 31, 2011, the Company also entered into a Principal Shareholders Agreement with each of the Principal Shareholders dated as of May 27, 2011 (“PSA”), under which the Company agreed to make payments to the Principal shareholders in the aggregate amount of $250,000 ($52,657, to Mr. Jenson, $52,657 to Mr. Howells, $83,321 to Mr. Trimble, and $61,367 to Jenson Services, Inc.). These payments were in consideration of the Principal Shareholders’ undertakings in the Agreement, including but not limited to their agreement to indemnify the Buyer in connection with the stock purchase contemplated in the Agreement.  If the Buyer is required to make the additional $50,000 payment referenced above, then the Company is required to pay such additional $50,000 to the Principal Shareholders in accordance with the PSA. At the time of execution of the PSA, each of the Principal Shareholders was a significant shareholder of the Company, and, in addition, Messrs. Howells, and Jenson were directors of the Company and Mr. Jenson was President.

Changes in Control

The following table sets forth the name and address of each person who was the beneficial owner of more than 5% of any class of voting securities of the Company or an officer or director of the Company immediately following the Closing, and taking into account the issuance of a total of 10,000,000 shares to the Buyer, and the number of shares held directly or indirectly by the officers and directors as a group.

Name and Address of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership		Percent of Class

Safe Communications, Inc. 7740 East Evans Road Scottsdale, Arizona 85260	Common Stock	10,000,000	Direct	80%

Travis T. Jenson 4685 South Highland Drive, Suite 202 Salt Lake City, Utah 84117	Common Stock	700,778 408,111	Direct Indirect(1)	5.6% 3.3%

Wayne Bassham 8877 S. Capella Way Sandy, Utah 84093	Common Stock	-0-		N/A

Thomas J. Howells 4685 South Highland Drive, Suite 202 Salt Lake City, Utah 84117	Common Stock	700,778 408,111	Direct Indirect(1)	5.6% 3.3%

Kelly Trimble 4685 South Highland Drive, Suite 207 Salt Lake City, Utah 84117	Common Stock	758,604	Direct	6.1%
All officers and directors as a group (3 persons)	Common Stock	1,809,667 408,111	Direct Indirect(1)	14.5% 3.3%

(1)  These shares are held of record by Jenson Services, Inc., of which Travis T. Jenson and Thomas J. Howells are officers and directors.

Legal Proceedings

The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than 5% of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, or any person who will become a director upon completion of the transactions contemplated by the Agreement is a party, or any information that any such person is adverse to the Company or has a material interest adverse to the Company.

Compensation of Directors and Executive Officers and Other Matters

During the year ended December 31, 2010, we paid no compensation to either our President, Travis Jenson, or our Treasurer, Wayne Bassham.  During the year ended December 31, 2009, we paid Steve Nickolas, our sole executive officer, a salary of $100.  There are presently no plans or commitments with regard to such compensation or remuneration. The Company has no employee benefit plans or other compensation plans.

Because the Company has had no material business operations, the Company has not established a standing audit, nominating or compensation committee or committees.  As a result, the Company does not have an audit committee financial expert, as that term is defined in the Exchange Act. The Company has not yet established policies and procedures with respect to the nomination of directors or the compensation of officers and directors.

The Board of Directors will not adopt a procedure for stockholders to send communications to the Board of Directors until it has considered and reviewed the merits of several possible alternative communications procedures. The Company has no policy and does not presently intend to consider director candidates recommended by security holders for election to the Board of Directors, although that policy may be reconsidered in the future.

During the fiscal year ended December 31, 2010, the Company’s directors executed six unanimous written consents without an actual meeting and had no meetings. The Company has not yet established a policy concerning attendance of directors at its shareholder meetings.

Compliance with Section 16(a) of the Securities Act of 1934

Section 16(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) requires the Company’s directors, executive officers and persons who own more than 10% of a registered class of the Company’s equity securities, to file with the SEC initial reports of ownership and reports to changes in ownership of common stock and other equity securities of the Company. Officers and directors and greater than 10% shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

To the Company’s knowledge, based solely on a review of the copies of such reports furnished to the Company and information otherwise available to the Company, as of May 13, 2011, all Section 16(a) filing requirements applicable to the Company's officers, directors and greater than 10% beneficial owners were complied with, with the exception of a Form 4 filing by Mr. Nickolas with respect to the sale of 730,000 of his shares of Common Stock.

SIGNATURES

     In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Information Statement to be signed on its behalf by the undersigned thereunto duly authorized.

NORTHSIGHT CAPITAL, INC.

A Nevada corporation

By: /s/ John P. Venners

      John P. Venners, President

June 24, 2011